UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2014

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: August 6, 2014	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

Intertape Polymer Group Inc.

Management’s Discussion and Analysis

Consolidated Quarterly Statements of Earnings (Loss)

Three month periods ended

(In thousands of US dollars, except per share amounts)

(Unaudited)

	June 30,	March 31,	December 31,	September 30,
	2014	2014	2013	2013
	$	$	$	$
Revenue	202,925	199,948	191,490	199,853
Cost of sales	158,875	157,250	153,543	159,872

Gross profit	44,050	42,698	37,947	39,981

Gross margin	21.7%	21.4%	19.8%	20.0%

Selling, general and administrative expenses	20,561	18,980	18,968	20,547
Research expenses	1,667	2,074	2,008	1,701

	22,228	21,054	20,976	22,248

Operating profit before manufacturing facility closures, restructuring and other related charges	21,822	21,644	16,971	17,733

Manufacturing facility closures, restructuring and other related charges	1,020	1,384	1,647	934

Operating profit (loss)	20,802	20,260	15,324	16,799

Finance costs
Interest	864	831	847	1,261
Other (income) expense	370	352	159	190

	1,234	1,183	1,006	1,451

Earnings (loss) before income tax expense (benefit)	19,568	19,077	14,318	15,348
Income tax expense (benefit)
Current	1,062	457	233	729
Deferred	6,392	6,986	(39,540)	200

	7,454	7,443	(39,307)	929

Net earnings (loss)	12,114	11,634	53,625	14,419

Earnings (loss) per share

Basic	0.20	0.19	0.88	0.24
Diluted	0.19	0.19	0.86	0.23

Weighted average number of common shares outstanding

Basic	60,825,745	60,776,649	60,776,649	60,731,173
Diluted	62,569,430	62,019,844	62,170,733	62,072,583

Intertape Polymer Group Inc.

Consolidated Quarterly Statements of Earnings (Loss)

Three month periods ended

(In thousands of US dollars, except per share amounts)

(Unaudited)

	June 30,	March 31,	December 31,	September 30,
	2013	2013	2012	2012
	$	$	$	$
Revenue	193,462	196,695	189,291	198,476
Cost of sales	151,202	158,389	154,048	163,499

Gross profit	42,260	38,306	35,243	34,977

Gross margin	21.8%	19.5%	18.6%	17.6%

Selling, general and administrative expenses	20,208	22,959	20,849	19,260
Research expenses	1,589	1,602	1,528	1,530

	21,797	24,561	22,377	20,790

Operating profit before manufacturing facility closures, restructuring and other related charges	20,463	13,745	12,866	14,187

Manufacturing facility closures, restructuring and other related charges	924	27,201	3,172	387

Operating profit (loss)	19,539	(13,456)	9,694	13,800

Finance costs
Interest	1,846	1,753	3,147	3,347
Other (income) expense	437	160	355	(192)

	2,283	1,913	3,502	3,155

Earnings (loss) before income tax expense (benefit)	17,256	(15,369)	6,192	10,645
Income tax expense (benefit)
Current	1,909	751	969	(888)
Deferred	226	(312)	(464)	659

	2,135	439	505	(229)

Net earnings (loss)	15,121	(15,808)	5,687	10,874

Earnings (loss) per share

Basic	0.25	(0.26)	0.10	0.18
Diluted	0.25	(0.26)	0.09	0.18

Weighted average number of common shares outstanding

Basic	60,288,991	59,692,751	59,316,858	59,028,088
Diluted	61,584,732	59,692,751	61,036,145	61,054,123

This Management’s Discussion and Analysis (“MD&A”) is intended to provide the reader with a better understanding of the business, strategy and performance of Intertape Polymer Group Inc. (the “Company”), as well as how it manages certain risks and capital resources. This MD&A, which has been prepared as of August 5, 2014, should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements and notes thereto for the three and six months ended June 30, 2014 and 2013. It should also be read together with the text below on forward-looking statements in the Section entitled “Forward-Looking Statements.”

For the purposes of preparing this MD&A, the Company considers the materiality of information. Information is considered material if the Company believes at the time of preparing this MD&A: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of the shares of the Company; (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; and/or (iii) it would significantly alter the total mix of information available to investors. The Company evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

Except where otherwise indicated, all financial information presented in this MD&A, including tabular amounts, is prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS” or “GAAP”) and is expressed in US dollars. Variance, ratio and percentage changes in this MD&A are based on unrounded numbers.

Overview

The Company reported a 4.9% increase in revenue for the second quarter of 2014 as compared to the second quarter of 2013 primarily due to an increase in average selling price, including the impact of product mix, and an increase in sales volume. Gross profit increased 4.2% primarily due to an increase in the spread between selling prices and higher raw material costs, increased sales volume and net manufacturing cost reductions, partially offset by duplicate overhead costs incurred to support the previously announced relocation and modernization of the Columbia, South Carolina manufacturing operation to the new facility in Blythewood, South Carolina (“South Carolina Project”). “Duplicate overhead costs” are temporary operating cost increases related to operating both plants simultaneously and performing planned actions to mitigate risk associated with new technology, including state-of-the-art equipment, to support the South Carolina Project.

As compared to the first quarter of 2014, the Company reported a 1.5% increase in revenue for the second quarter of 2014 primarily due to an increase in average selling price, including the impact of product mix, partially offset by a decrease in sales volume. Gross profit increased 3.2% primarily due to net manufacturing cost reductions partially offset by the duplicate overhead costs incurred to support the South Carolina Project and a decline in sales volume.

As compared to the first six months of 2013, the Company reported a 3.3% increase in revenue for the first six months of 2014 primarily due to an increase in average selling price, including the impact of product mix, partially offset by a decline in sales volume. Gross profit increased 7.7% primarily due to an increase in the spread between selling prices and higher raw material costs and net manufacturing cost reductions.

Net earnings for the second quarter of 2014 decreased to $12.1 million ($0.20 earnings per share basic and $0.19 earnings per share diluted) from $15.1 million ($0.25 earnings per share, both basic and diluted) for the second quarter of 2013 and increased from $11.6 million ($0.19 earnings per share, both basic and diluted) for the first quarter of 2014. Net earnings for the first and second quarters of 2014 included an impact of $7.0 million and $6.4 million, respectively, from the utilization of US deferred tax assets previously derecognized until the fourth quarter of 2013. Earnings before income tax expense for the second quarter of 2014 increased to $19.6 million from $17.3 million for the second quarter of 2013. The increase was primarily due to an increase in gross profit.

On July 7, 2014, the Board of Directors amended the Company’s quarterly dividend policy to increase the annualized dividend by 50% from $0.32 to $0.48 per share. The Board’s decision to increase the dividend was based on the Company’s strong financial position and positive outlook. The declaration and payment of future dividends, however, are discretionary and will be subject to determination by the Board of Directors each quarter following its review of, among other considerations, the Company’s financial performance.

On August 5, 2014, the Board of Directors declared a quarterly dividend of $0.12 per common share payable on September 30, 2014 to shareholders of record at the close of business September 15, 2014.

On July 7, 2014, the Board of Directors and the Toronto Stock Exchange approved the Company’s application to make a normal course issuer bid (“NCIB”) to repurchase for cancellation up to 2,000,000 common shares by July 9, 2015.

Outlook

In the third quarter of 2014, the Company anticipates revenue to be 2% to 4% higher than revenue in the third quarter of 2013. The Company anticipates a charge in the third quarter of 2014 related to the settlement of the former Brantford, Ontario manufacturing facility pension plan that will decrease gross profit by approximately $2.0 to $2.5 million (“Brantford Pension Charge”) but is expected to have a minimal impact on cash flows. The Company also anticipates approximately $1.2 million in duplicate overhead costs in the third quarter of 2014 to support the South Carolina Project of which $0.3 million are non-cash charges and will not affect adjusted EBITDA. Including the impact of the Brantford Pension Charge and the duplicate overhead costs to support the South Carolina Project, gross margin in the third quarter of 2014 is expected to be approximately 19%.

Adjusted EBITDA for the third quarter of 2014 is expected to be between $27 and $29 million, including the approximately $0.9 million cash impact of the duplicate overhead costs to support the South Carolina Project. The Brantford Pension Charge will not impact adjusted EBITDA.

Total capital expenditures for 2014 are expected to be between $39 and $44 million. The increase in the expected capital expenditures from the earlier guidance of $31 to $35 million is mainly the result of unexpected production startup issues encountered for the South Carolina Project. The Company remains confident in the new technology and the original timing for completion of the project by the first half of 2015. As such, the total cost of the South Carolina Project is now projected to be between $52 and $54 million and is still expected to yield $13 million of annualized savings starting in the second half of 2015.

The Company had expected that the duplicate overhead costs of operating both the old and new plants involved in the South Carolina Project from the beginning of the second quarter of 2014 until the expected completion in the first half of 2015 would be $2 to $5 million. However, due to the issues encountered as mentioned above, the Company has revised this guidance to be $4 to $7 million over this time period.

Total manufacturing cost reductions for 2014 are expected to be between $14 and $16 million which is lower than our prior estimate of between $16 and $20 million. With the focus on the South Carolina Project, additional resources are being redeployed from previously planned cost reduction projects which are now being temporarily delayed.

Results of Operations

Revenue

Revenue for the second quarter of 2014 totalled $202.9 million, a $9.5 million or 4.9% increase from $193.5 million for the second quarter of 2013. Average selling price, including the impact of product mix, increased approximately 3% in the second quarter of 2014 compared to the second quarter of 2013 primarily due to (i) a shift in the mix from the increase in sales of certain film and woven products, and (ii) higher prices to manage the spread between selling prices and higher raw material costs. Sales volume for the second quarter of 2014 increased approximately 2% compared to the second quarter of 2013 due to an increase in units across the Company’s major product categories.

Revenue for the second quarter of 2014 increased $3.0 million or 1.5% from $199.9 million for the first quarter of 2014. Average selling price, including the impact of product mix, increased approximately 3% in the second quarter of 2014 compared to the first quarter of 2014 primarily due to (i) a shift in the mix from the increase in sales of certain woven and tape products, and (ii) higher prices to pass through raw material cost increases. Sales volume for the second quarter of 2014 decreased approximately 1% compared to the first quarter of 2014 primarily due to a net decline in carton sealing tape units. The Company believes that a portion of the sequential decrease in sales volume in the second quarter of 2014 was primarily due to customers pre-buying carton sealing tape during the first quarter of 2014 in advance of price increases effective late in the first quarter of 2014.

Revenue for the first six months of 2014 totalled $402.9 million, a $12.7 million or 3.3% increase from $390.2 million for the same period in 2013. The increase in revenue was primarily due to an increase in average selling price, including the impact of product mix of approximately 4%, partially offset by a decline in sales volume of approximately 1%. Average selling price, including the impact of product mix, increased in the first six months of 2014 compared to the same period in 2013 primarily due to (i) improved product mix from a decline in sales of certain carton sealing tape products, and (ii) higher prices to manage the spread between selling prices and higher raw material costs. The decrease in sales volume was primarily due to a net decline in carton sealing tape units. The Company believes that a portion of the decrease in carton sealing tapes sales volume was due to the overall industry decrease in corrugated box sales volume during the first six months of 2014.

Gross Profit and Gross Margin

Gross profit totalled $44.1 million for the second quarter of 2014, a $1.8 million or 4.2% increase from $42.3 million for the second quarter of 2013. Gross margin was 21.7% in the second quarter of 2014 and 21.8% in the second quarter of 2013. As compared to the second quarter of 2013, gross profit increased primarily due to an increase in the spread between selling prices and higher raw material costs, increased sales volume and net manufacturing cost reductions, partially offset by approximately $0.8 million of duplicate overhead costs incurred to support the South Carolina Project. Gross margin decreased slightly primarily due to an unfavorable mix variance and the duplicate overhead costs incurred to support the South Carolina Project, partially offset by net manufacturing cost reductions and an increase in the spread between selling prices and higher raw material costs.

Gross profit for the second quarter of 2014 increased $1.4 million or 3.2% from $42.7 million in the first quarter of 2014. Gross margin was 21.7% in the second quarter and 21.4% in the first quarter of 2014. As compared to the first quarter of 2014, gross profit increased primarily due to net manufacturing cost reductions partially offset by approximately $0.8 million of the duplicate overhead costs incurred to support the South Carolina Project and a decline in sales volume. Gross margin increased primarily due to net manufacturing cost reductions partially offset by an unfavorable mix variance and duplicate overhead costs incurred to support the South Carolina Project.

Gross profit totalled $86.7 million for the first six months of 2014, a $6.2 million or 7.7% increase from $80.6 million for the same period in 2013. Gross margin was 21.5% in the first six months of 2014 and 20.6% for the same period in 2013. As compared to the first six months of 2013, gross profit increased primarily due to an increase in the spread between selling prices and higher raw material costs and net manufacturing cost reductions. Included in gross profit are total duplicate overhead costs incurred to support the South Carolina Project of approximately $0.8 million for the first six months of 2014 of which $0.2 million are non-cash charges and did not affect adjusted EBITDA. Gross margin increased primarily due to an increase in the spread between selling prices and higher raw material costs and net manufacturing cost reductions, partially offset by an unfavorable mix variance and duplicate overhead costs incurred to support the South Carolina Project.

Selling, General and Administrative Expenses

Selling, general and administrative expenses (“SG&A”) totalled $20.6 million for the second quarter of 2014, a $0.4 million or 1.7% increase from $20.2 million in the second quarter of 2013. SG&A increased primarily due to an increase in professional fees partially offset by a net decrease in variable compensation expenses resulting from lower expected annual payment amounts.

SG&A in the second quarter of 2014 increased by $1.6 million or 8.3% from $19.0 million in the first quarter of 2014. SG&A increased primarily due to a $2.0 million increase in stock-based compensation expense partially offset by the non-recurrence of a provision for severance relating to the departure of the former Chief Financial Officer in January 2014. The increase in stock-based compensation expense was primarily attributable to: (i) the impact of a lower decrease in the Company’s share price on Stock Appreciation Rights (“SAR”) expense (benefit) in the second quarter of 2014, (ii) the benefit related to SAR forfeitures in the first quarter of 2014 and (iii) additional stock-based compensation expense associated with new award grants in the second quarter of 2014.

SG&A for the first six months of 2014 totalled $39.5 million, a $3.6 million or 8.4% decrease from $43.2 million for the same period in 2013. SG&A decreased primarily due to a decrease in stock-based compensation expense as well as the non-recurrence of a provision with respect to the resolution of a contingent liability recorded in the first quarter of 2013. The decrease in stock-based compensation expense was primarily related to (i) the impact of a decrease in the Company’s share price on Stock Appreciation Rights (“SAR”) expense (benefit) in the first six months of 2014 compared to an increase in the Company’s share price in the first six months of 2013 and (ii) the benefit related to SAR forfeitures in the first quarter of 2014.

Research Expenses

Research expenses for the second quarter of 2014 totalled $1.7 million, a $0.1 million or 5.0% increase from $1.6 million for the second quarter of 2013, primarily to support the South Carolina Project and other manufacturing cost reduction programs.

Research expenses for the second quarter of 2014 decreased $0.4 million or 19.6% from $2.1 million in the first quarter of 2014, primarily due to lower expenditures for trial procedures supporting the South Carolina Project and other manufacturing cost reduction programs.

Research expenses for the first six months of 2014 totalled $3.7 million, a $0.6 million or 17.2% increase from $3.2 million for the same period in 2013, primarily to support the South Carolina Project and other manufacturing cost reduction programs.

Manufacturing Facility Closures, Restructuring and Other Related Charges

On February 26, 2013, the Company announced plans related to the South Carolina Project. This initiative resulted in a $0.9 million charge for the second quarter of 2014 and a $0.3 million charge for the second quarter of 2013, primarily related to workforce retention and equipment relocation costs.

Total charges of $1.4 million were recorded in the first six months of 2014 and $26.3 million were recorded in the first six months of 2013. The charges recorded in the first six months of 2014 primarily related to workforce retention and equipment relocation costs. The charges recorded in the first six months of 2013 primarily related to impairment of property, plant and equipment, environmental remediation and accrued workforce retention costs.

During the fourth quarter of 2013, the Company began the process to relocate the Langley, British Columbia manufacturing facility to a new nearby location due to the expiration of the non-renewable lease in April 2014. This initiative resulted in charges of $0.1 million and $0.6 million for the second quarter of 2014 and first six months of 2014, respectively. The charges, primarily related to equipment relocation costs, were completed in the second quarter of 2014.

Finance Costs

Finance costs for the second quarter of 2014 totalled $1.2 million, a $1.0 million or 46.0% decrease from $2.3 million of finance costs for the second quarter of 2013, primarily due to lower interest expense as a result of a lower average cost of debt and a lower average amount of debt outstanding.

Finance costs for the second quarter of 2014 were substantially the same as the first quarter of 2014.

Finance costs for the first six months of 2014 totalled $2.4 million, a $1.8 million or 42.4% decrease from $4.2 million of finance costs for the first six months of 2013, primarily due to lower interest expense as a result of a lower average cost of debt and a lower average amount of debt outstanding.

Income Taxes

The Company is subject to income taxation in multiple tax jurisdictions around the world. Accordingly, the Company’s effective tax rate fluctuates depending upon the geographic source of its earnings. The Company’s effective tax rate is also impacted by tax planning strategies that the Company implements. Income tax expense (benefit) is recognized in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year. The recognition of US deferred tax assets during the fourth quarter of 2013 has led to a more normalized effective tax rate in the US jurisdiction as income tax expense is recorded upon the utilization of the recognized deferred tax assets. The effective tax rate was 38.1% and 12.4% for the second quarter of 2014 and the second quarter of 2013, respectively. The effective tax rate for the second quarter of 2014 is based on total income tax expense of $7.5 million on $19.6 million of earnings before income taxes. The increase in the effective tax rate was primarily due to the utilization of US deferred tax assets that were previously derecognized until the fourth quarter of 2013, partially offset by the impact of income tax expense recorded in the second quarter of 2013 for stock options exercised.

The effective tax rate was 38.5% for the first six months of 2014 and 136% for the first six months of 2013. The effective tax rate for the six months ended June 30, 2014 is based on total income tax expense of $14.9 million on $38.6 million of earnings before income tax expense. The decrease in the effective tax rate is primarily due to the impact of income tax expense recorded during the first six months of 2013 for (i) stock options exercised and (ii) state income taxes assessed on taxable income which excluded certain manufacturing rationalization charges. These decreases were partially offset by an increase from the utilization of US deferred tax assets that were previously derecognized until the fourth quarter of 2013.

Cash taxes paid of $0.5 million and $0.6 million for the three and six months ended June 30, 2014, respectively, primarily related to US state income taxes. Income tax expense recorded for GAAP purposes of $7.5 million and $14.9 million for the three and six months ended June 30, 2014, respectively, primarily relate to the utilization of US deferred tax assets, which has no effect on cash taxes paid.

Net Earnings (Loss)

Net earnings for the second quarter of 2014 totalled $12.1 million, a $3.0 million decrease from $15.1 million for the second quarter of 2013 and a $0.5 million increase from $11.6 million for the first quarter of 2014. The decrease in net earnings for the second quarter of 2014 compared to the second quarter of 2013 was primarily due to higher income tax expense partially offset by an increase in gross profit and decrease in interest expense. The increase in net earnings for the second quarter of 2014 compared to the first quarter of 2014 was primarily due to an increase in gross profit.

Net earnings for the first six months of 2014 totalled $23.7 million, a $24.4 million increase from a net loss of $0.7 million for the same period in 2013, primarily due to manufacturing facility closures, restructuring and other related charges recorded in the first quarter of 2013 relating to the South Carolina Project, an increase in gross profit, lower SG&A and interest expense offset by an increase in income tax expense.

Non-GAAP Financial Measures

This MD&A contains certain non-GAAP financial measures as defined under applicable securities legislation, including EBITDA, adjusted EBITDA, adjusted net earnings (loss), adjusted earnings (loss) per share and free cash flows (please see the below “Cash Flows” section for a description and reconciliation of free cash flows). The Company believes such non-GAAP financial measures improve the period-to-period comparability of the Company’s results by providing more insight into the performance of ongoing core business operations. As required by applicable securities legislation, the Company has provided reconciliations of those measures to the most directly comparable GAAP financial measures. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures set forth below and should consider non-GAAP financial measures only as a supplement to, and not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP.

Adjusted Net Earnings (Loss)

A reconciliation of the Company’s adjusted net earnings (loss), a non-GAAP financial measure, to net earnings (loss), the most directly comparable GAAP financial measure, is set out in the adjusted net earnings (loss) reconciliation table below. Adjusted net earnings (loss) should not be construed as net earnings (loss) as determined by GAAP. The Company defines adjusted net earnings (loss) as net earnings (loss) before (i) manufacturing facility closures, restructuring and other related charges; (ii) stock-based compensation expense (benefit); (iii) impairment of goodwill; (iv) impairment of long-lived assets and other assets; (v) write-down on assets classified as held-for-sale; (vi) other discrete items as shown in the table below; and the (vii) income tax effect of these items. The term “adjusted net earnings (loss)” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted net earnings (loss) is not a measurement of financial performance under GAAP and should not be considered as an alternative to net earnings (loss) as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented. In addition, adjusted net earnings (loss) is used by management in evaluating the Company’s performance because it believes it provides an indicator of the Company’s performance that is often more accurate than GAAP financial measures.

Adjusted earnings (loss) per share is also presented in the following table and is a non-GAAP financial measure. Adjusted earnings (loss) per share should not be construed as earnings (loss) per share as determined by GAAP. The Company defines adjusted earnings (loss) per share as adjusted net earnings (loss) divided by the weighted average number of common shares outstanding, both basic and diluted. The term “adjusted earnings (loss) per share” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted earnings (loss) per share is not a measurement of financial performance under GAAP and should not be considered as an alternative to earnings (loss) per share as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented. In addition, adjusted earnings (loss) per share is used by management in evaluating the Company’s performance because it believes it provides an indicator of the Company’s performance that is often more accurate than GAAP financial measures.

Adjusted Net Earnings Reconciliation to Net Earnings (Loss)

(In millions of US dollars, except per share amounts and share numbers)

(Unaudited)

	Three months ended			Six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2014	2014	2013	2014	2013
	$	$	$	$	$
Net earnings (loss)	12.1	11.6	15.1	23.7	(0.7)
Manufacturing facility closures, restructuring and other related charges	1.0	1.4	0.9	2.4	28.1
Stock-based compensation expense (benefit)	1.0	(1.0)	0.9	(0.0)	2.7
Impairment of long-lived assets and other assets	-	-	0.2	-	0.2
Other Item: Provision related to the resolution of a contingent liability	-	-	-	-	1.3
Income tax effect of these items	0.4	(0.2)	1.2	0.2	1.7

Adjusted net earnings	14.5	11.8	18.3	26.3	33.3

Earnings (loss) per share

Basic	0.20	0.19	0.25	0.39	(0.01)
Diluted	0.19	0.19	0.25	0.38	(0.01)

Adjusted earnings per share

Basic	0.24	0.19	0.30	0.43	0.56
Diluted	0.23	0.19	0.30	0.42	0.54

Weighted average number of common shares outstanding

Basic	60,825,745	60,776,649	60,288,991	60,801,333	60,005,104
Diluted	62,569,430	62,019,844	61,584,732	62,536,098	61,271,620

Adjusted net earnings totalled $14.5 million for the second quarter of 2014, a $3.8 million decrease from $18.3 million for the second quarter of 2013 and a $2.7 million increase from $11.8 million in the first quarter of 2014. The decrease in adjusted net earnings for the second quarter of 2014 compared to the second quarter of 2013 was primarily due to higher income tax expense partially offset by an increase in gross profit and a decrease in interest expense. The increase in adjusted net earnings for the second quarter of 2014 compared to the first quarter of 2014 was primarily due to an increase in gross profit.

Adjusted net earnings totalled $26.3 million for the first six months of 2014, a $7.0 million decrease from $33.3 million for the same period in 2013. The decrease in adjusted net earnings for the first six months of 2014 compared to the same period in 2013 was primarily due to higher income tax expense partially offset by an increase in gross profit and a decrease in interest expense and SG&A.

EBITDA

A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to net earnings (loss), the most directly comparable GAAP financial measure, is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings (loss) before income taxes, net earnings (loss) or cash flows from operating activities as determined by GAAP. The Company defines EBITDA as net earnings (loss) before (i) interest and other (income) expense; (ii) income tax expense (benefit); (iii) refinancing expense, net of amortization; (iv) amortization of debt issue costs; (v) amortization of intangible assets; and (vi) depreciation of property, plant and equipment. Adjusted EBITDA is defined as EBITDA before (i) manufacturing facility closures, restructuring and other related charges; (ii) stock-based compensation expense (benefit); (iii) impairment of goodwill; (iv) impairment of long-lived assets and other assets; (v) write-down on assets classified as held-for-sale; and (vi) other discrete items as shown in the table below. The terms “EBITDA” and “adjusted EBITDA” do not have any standardized meanings prescribed by

GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA and adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings (loss) as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that they permit investors to make a more meaningful comparison of the Company’s performance between periods presented. In addition, EBITDA and adjusted EBITDA are used by management and the Company’s lenders in evaluating the Company’s performance.

EBITDA and Adjusted EBITDA Reconciliation to Net Earnings (Loss)

(In millions of US dollars)

(Unaudited)

	Three months ended			Six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2014	2014	2013	2014	2013
	$	$	$	$	$
Net earnings (loss)	12.1	11.6	15.1	23.7	(0.7)
Interest and other expense	1.2	1.2	2.3	2.4	4.2
Income tax expense	7.5	7.4	2.1	14.9	2.6
Depreciation and amortization	6.7	6.0	6.8	12.7	13.9

EBITDA	27.5	26.3	26.4	53.8	20.0
Manufacturing facility closures, restructuring and other related charges	1.0	1.4	0.9	2.4	28.1
Stock-based compensation expense (benefit)	1.0	(1.0)	0.9	(0.0)	2.7
Impairment of long-lived assets and other assets	-	-	0.2	-	0.2
Other Item: Provision related to the resolution of a contingent liability	-	-	-	-	1.3

Adjusted EBITDA	29.5	26.7	28.3	56.1	52.3

Adjusted EBITDA totalled $29.5 million for the second quarter of 2014, a $1.2 million or 4.1% increase from $28.3 million for the second quarter of 2013 and a $2.8 million or 10.6% increase from $26.7 million for the first quarter of 2014. The increase in adjusted EBITDA for the second quarter of 2014 compared to the second quarter of 2013 was primarily due to higher gross profit. The increase in adjusted EBITDA for the second quarter of 2014 compared to the first quarter of 2014 was primarily due to higher gross profit and lower SG&A and research expenses.

Adjusted EBITDA totalled $56.1 million for the first six months of 2014, a $3.8 million or 7.3% increase from $52.3 million for the same period in 2013. The increase in adjusted EBITDA for the first six months of 2014 compared to the same period in 2013 was primarily due to higher gross profit.

Off-Balance Sheet Arrangements

There has been no material change with respect to off-balance sheet arrangements since December 31, 2013 outside of the ordinary course of business except for the items discussed below. Reference is made to the Section entitled “Off-Balance Sheet Arrangements” in the Company’s MD&A as of and for the year ended December 31, 2013.

The Company entered into an agreement with various raw material suppliers to purchase minimum quantities of certain raw materials at fixed rates through December 2015 totaling approximately $8.5 million as of June 30, 2014. The Company is also required by the agreements to pay any storage costs incurred by the supplier in the event the Company delays shipment in excess of 30 days. In the event the Company defaults under the terms of the agreement, an arbitrator will determine fees and penalties due to the suppliers. Neither party shall be liable for failure to perform for reasons of Force Majeure as defined within the agreements. The Company currently knows of no event, trend or uncertainty that may affect the availability or benefits of the agreement.

The Company entered into agreements with various utility suppliers to fix certain energy costs through October 2017 for minimum amounts of consumption at several of its manufacturing facilities. The Company estimates that utility billings will total approximately $5.1 million over the term of the contracts based on the contracted fixed terms and current market rate assumptions. The Company is also required by the agreements to pay any difference between the fixed price agreed to with the utility and the sales amount received by the utility for resale to a third party if the Company fails to meet the minimum consumption required by the agreements. In the event of early termination the Company is required to pay the utilities the difference between the contracted amount and the current market value of the energy, adjusted for present value, of any future agreed upon minimum usage. Neither party shall be liable for failure to perform for reasons of Force Majeure as defined within the agreements. The Company currently knows of no event, trend or uncertainty that may affect the availability or benefits of the agreements.

Working Capital

The Company uses Days Inventory to measure inventory performance. Days Inventory increased to 61 from 58 in the second quarter of 2013 and 57 in the first quarter of 2014. Inventories increased $15.1 million to $109.4 million as of June 30, 2014 from $94.3 million as of December 31, 2013 primarily due to a larger inventory build planned for (i) annual maintenance shutdowns of certain facilities in the third quarter, (ii) mitigation of the effects of the transfer of production related to the South Carolina Project, and (iii) higher expected sales volume in the third quarter of 2014 as compared to the first and second quarters of 2014. The Company expects Days Inventory to decrease to the high 50’s during the third quarter of 2014 as inventory is expected to decline upon completion of annual maintenance shutdowns.

The Company uses Days Sales Outstanding (“DSO”) to measure trade receivables. DSO increased by one day from 40 in the second quarter of 2013 to 41 in the second quarter of 2014 and decreased by one day from 42 in the first quarter of 2014. Trade receivables increased $12.4 million to $91.0 million as of June 30, 2014 from $78.5 million as of December 31, 2013 primarily due to an increase in revenue in the second quarter of 2014 compared to the fourth quarter of 2013. DSO are expected to remain in the low 40’s during the third quarter of 2014.

The calculations are shown in the following tables:

	Three months ended				Three months ended
	June 30,	March 31,	June 30,		June 30,	March 31,	June 30,
	2014	2014	2013		2014	2014	2013
Cost of sales (1)	$158.9	$157.3	$151.2	Revenue (1)	$202.9	$199.9	$193.5
Days in quarter	91	90	91	Days in quarter	91	90	91

Cost of sales per day (1)	$ 1.75	$1.75	$ 1.66	Revenue per day (1)	$ 2.23	$2.22	$ 2.13
Average inventory (1)	$106.8	$99.3	$ 97.1	Trade receivables (1)	$ 91.0	$92.3	$ 85.1

Days inventory	61	57	58	DSO	41	42	40

Days inventory is calculated as follows:				DSO is calculated as follows:
Cost of sales ÷ Days in quarter = Cost of sales per day				Revenue ÷ Days in quarter = Revenue per day
(Beginning inventory + Ending inventory) ÷ 2 =				Ending trade receivables ÷ Revenue per day = DSO
Average inventory
Average inventory ÷ Cost of goods sold per day =
Days inventory
(1) In millions of US dollars

Accounts payable and accrued liabilities decreased $5.1 million to $71.3 million as of June 30, 2014 from $76.4 million as of December 31, 2013 primarily due to the annual payments made in 2014 for 2013 liabilities relating to the Company’s variable compensation and annual customer incentives.

Liquidity

The Company has access to a $200 million asset-based loan facility (“ABL facility”) through February 2017 that provides liquidity to the Company. As of June 30, 2014, the Company had qualified availability under the ABL facility of $148.5 million, against which the Company had drawn a total of $97.3 million, resulting in loan availability of $51.2 million. In addition, the Company had $4.4 million of cash, yielding cash and loan availability of $55.7 million as of June 30, 2014.

The Company believes it has enough funds from cash flows from operating activities, funds available under the ABL and cash on hand to meet its expected capital expenditures and working capital requirements for at least the next twelve months.

Long-Term Debt

The Company’s $200 million ABL facility is with a syndicate of financial institutions. The Company relies upon cash flows from operations and funds available under its ABL facility to meet working capital requirements, anticipated obligations under its other debt instruments and to partially finance capital expenditures for the foreseeable future. The amount of borrowings available to the Company under the ABL facility is determined by its applicable borrowing base as determined monthly. The borrowing base is determined by calculating a percentage of eligible trade receivables, inventories and manufacturing equipment.

As of June 30, 2014, the Company had drawn a total of $97.3 million against its ABL, which consisted of $95.3 million of borrowings, $1.4 million of standby letters of credit, and $0.5 million of documentary letters of credit.

The Company had total cash and loan availability of $55.7 million as of June 30, 2014, $56.9 million as of March 31, 2014 and $50.3 million as of December 31, 2013. The Company had cash and loan availability under its ABL facility exceeding $59 million as of August 5, 2014.

The ABL facility is priced at 30-day LIBOR plus a loan margin determined from a pricing grid. The loan margin declines as loan availability increases. The pricing grid ranges from 1.75% to 2.25%. The ABL facility has one financial covenant, a fixed charge ratio of 1.0 to 1.0. The ratio compares EBITDA (as defined in the ABL facility agreement) less capital expenditures not financed under the Equipment Finance Agreement, pension plan contributions in excess of pension plan expense, dividends, and cash taxes to the sum of debt service and the amortization of the value of the manufacturing equipment included in the borrowing base. The financial covenant becomes effective only when loan availability drops below $25.0 million. The Company was above the $25.0 million threshold of loan availability during the second quarter of 2014 and had a fixed charge ratio greater than 1.0 to 1.0 as of June 30, 2014.

The Company retains the ability to secure up to $35.0 million of financing on all or a portion of its owned real estate and can have the negative pledge in favour of the ABL facility lenders terminated. As of June 30, 2014 the Company had secured real estate mortgage financing of $23.1 million, a portion of which is related to the real estate term loan entered into in November 2012 (“Real Estate Loan”). The Real Estate Loan is subject to financial covenants. These covenants are determined at the end of each fiscal month, and the Company has been in compliance with these covenants since inception in November 2012.

As of June 30, 2014, the Company had outstanding permitted purchase money debt of $23.4 million incurred after March 28, 2008 (original closing date of the ABL facility), leaving the Company the ability to obtain an additional $21.6 million of permitted purchase money debt financing.

On August 14, 2012, the Company entered into the Equipment Finance Agreement with a lifetime and maximum funding amount of $24.0 million with the final funding to occur by March 31, 2014. The amount available under the facility was increased to $25.7 million as of March 26, 2014. The terms of the arrangement include multiple individual finance leases, each of which has a term of 60 months and a fixed interest rate of 2.74%, 2.90%, and 2.95% for leases scheduled prior to January 1, 2013, January 1, 2014, and March 31, 2014, respectively. The Company financed two schedules totalling $5.3 million in 2012, two schedules totalling $16.9 million in 2013, and one schedule for $3.5 million in the first quarter of 2014.

Cash Flows

Cash flows from operations before changes in working capital items increased in the second quarter of 2014 by $1.3 million or 5.0% to $27.0 million from $25.8 million in the second quarter of 2013. The increase was primarily due to higher gross profit and a decrease in cash contributions to defined benefit plans.

Cash flows from operations before changes in working capital items increased $1.5 million or 5.9% to $27.0 million from $25.6 million in the first quarter of 2014. The increase was primarily due to higher gross profit.

Cash flows from operations before changes in working capital items increased in the first six months of 2014 by $7.8 million or 17.4% to $52.6 million from $44.8 million in the first six months of 2013. The increase was primarily due to higher gross profit and a decrease in cash costs related to manufacturing facility closures, restructuring and other related charges.

Cash flows from working capital items decreased in the second quarter of 2014 by $2.2 million to $8.9 million use of cash from $6.6 million use of cash in the second quarter of 2013. The decrease was primarily due to higher payments made for accounts payable and accrued liabilities as discussed in the Working Capital section above, partially offset by (i) a decrease in prepaid expenses related to compensation payments in the first quarter of 2014, (ii) an increase in local tax refunds received in the second quarter of 2014 and (iii) a smaller increase in inventory in the second quarter of 2014.

Cash flows from working capital items increased $11.8 million to $8.9 million use of cash from $20.7 million use of cash in the first quarter of 2014. The increase was primarily due to (i) a one day decrease in DSO for the second quarter of 2014 as compared to a four day increase in DSO in the first quarter of 2014 (ii) a decrease in inventory build related to the South Carolina Project and (iii) an increase in annual accrued customer incentives in the second quarter of 2014 as compared to a decrease in the first quarter of 2014 from the annual scheduled payments. The increase was partially offset by payments made for accounts payable and accrued liabilities as discussed in the Working Capital section above.

Cash flows from working capital items decreased in the first six months of 2014 by $11.0 million to $29.6 million use of cash from $18.6 million use of cash in the first six months of 2013. The decrease was primarily due to (i) a larger inventory build as discussed in the Working Capital section above (ii) a larger increase in trade receivables in the first six months of 2014 due to higher revenue and (iii) the non-recurrence of an environmental provision recorded for the South Carolina Project in the first quarter of 2013 which will not require significant payments until the Columbia, South Carolina manufacturing facility is closed.

Cash flows used for investing activities decreased in the second quarter of 2014 by $7.9 million to $10.0 million from $17.9 million in the second quarter of 2013 primarily due to lower capital expenditures related to the South Carolina Project in the second quarter of 2014.

Cash flows used for investing activities increased in the first six months of 2014 by $2.5 million to $24.5 million from $22.0 million in the first six months of 2013 primarily due to the non-recurrence of proceeds from the sale of the Brantford, Ontario manufacturing facility in the first quarter of 2013 and higher capital expenditures related to the South Carolina Project in the first six months of 2014.

Total expenditures in connection with property, plant and equipment were $10.2 million, $18.2 million and $14.4 million for the second quarter of 2014, the second quarter of 2013 and the first quarter of 2014, respectively. Capital expenditures for the South Carolina Project since inception have totalled $39.3 million. Capital expenditures recorded in the second quarter of 2014 for this project were $5.5 million. Capital expenditures recorded in the first quarter of 2014 for this project were $9.2 million. Capital expenditures recorded in the second quarter of 2013 for this project were $13.1 million which include

$11.3 million for the purchase of real estate in Blythewood, South Carolina. No capital expenditures were recorded in the first quarter of 2013 for this project.

Cash flows used in financing activities in the second quarter of 2014 were $9.5 million, including a $4.3 million net repayment of debt. Cash flows from financing activities in the second quarter of 2013 were $2.9 million, including a $6.9 million net increase in debt. The increase of $12.4 million of cash flows used in financing activities was primarily due to a net repayment of debt related to a decrease in capital expenditures for the South Carolina Project.

Cash flows from financing activities in the first six months of 2014 were $3.4 million, including a $14.4 million net increase in debt. Cash flows used in financing activities in the first six months of 2013 were $0.1 million, including a $5.2 million net increase in debt. The increase of $3.5 million of cash flows from financing activities was primarily due to a net increase in debt related to an increase in capital expenditures for the South Carolina Project partially offset by higher dividend payments.

The Company is including free cash flows, a non-GAAP financial measure, because it is used by management and investors in evaluating the Company’s performance and liquidity. Free cash flows does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Free cash flows should not be interpreted to represent residual cash flow available for discretionary purposes, as it excludes other mandatory expenditures such as debt service.

Free cash flows, a non-GAAP financial measurement that is defined by the Company as cash flows from operating activities less purchases of property, plant and equipment and other assets, increased in the second quarter of 2014 by $7.1 million to an inflow of $8.0 million from an inflow of $0.9 million in the second quarter of 2013. The increase was primarily due to decreased capital expenditures related to the South Carolina Project.

Free cash flows increased in the second quarter of 2014 by $17.5 million to an inflow of $8.0 million from an outflow of $9.5 million for the first quarter of 2014. The increase was primarily due to a lower increase in working capital requirements in the second quarter of 2014.

Free cash flows decreased in the first six months of 2014 by $3.7 million to an outflow of $1.5 million from an inflow of $2.2 million in the first six months 2013. The decrease in free cash flows was primarily due to an increase in working capital requirements in the first six months of 2014.

A reconciliation of free cash flows to cash flows from operating activities, the most directly comparable GAAP financial measure, is set forth below.

Free Cash Flows Reconciliation

(In millions of US dollars)

(Unaudited)

	Three months ended			Six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2014	2014	2013	2014	2013
	$	$	$	$	$
Cash flows from operating activities	18.2	4.9	19.1	23.0	26.2
Less purchases of property, plant and equipment and other assets	(10.2)	(14.4)	(18.2)	(24.5)	(24.0)

Free cash flows	8.0	(9.5)	0.9	(1.5)	2.2

Capital Resources

The Company had commitments to suppliers to purchase machines and equipment totalling approximately $10.7 million as of June 30, 2014. It is expected that such amounts will be paid out in the next twelve months and will be funded by the ABL facility as discussed above.

Contractual Obligations

As of June 30, 2014, there were no material changes to the contractual obligations set forth in the Company’s 2013 annual audited consolidated financial statements outside the ordinary course of the Company’s business. Reference is made to the Section entitled “Contractual Obligations” in the Company’s MD&A as of and for the year ended December 31, 2013.

As noted in Off-Balance Sheet Arrangements above in more detail;

•

The Company entered into an agreement with various raw material suppliers to purchase minimum quantities of certain raw materials at fixed rates through December 2015 totaling approximately $8.5 million as of June 30, 2014.

•

The Company entered into agreements with various utility suppliers to fix certain energy costs through October 2017 for minimum amounts of consumption at several of its manufacturing facilities. The Company estimates that utility billings will total approximately $5.1 million over the term of the contracts based on the contracted fixed terms and current market rate assumptions.

Capital Stock and Dividends

As of June 30, 2014, there were 61,009,576 common shares of the Company outstanding.

During the second quarter and first six months of 2014, there were 42,500 and 492,500 stock options granted, respectively, and nil and 140,000 stock options forfeited, respectively.

The Company paid a dividend of $0.08 per common share on March 31, 2014 and June 30, 2014 to shareholders of record at the close of business on March 19, 2014 and June 17, 2014, respectively.

On July 7, 2014, the Board of Directors amended the Company’s quarterly dividend policy to increase the annualized dividend by 50% from $0.32 to $0.48 per common share.

On August 5, 2014 the Board of Directors declared a quarterly dividend of $0.12 per common share payable on September 30, 2014 to shareholders of record at the close of business September 15, 2014.

The dividends paid and payable by the Company on September 30, 2014, June 30, 2014 and March 31, 2014 are “eligible dividends” as defined in subsection 89(1) of the Income Tax Act (Canada).

On July 7, 2014, the Board of Directors and the Toronto Stock Exchange approved the Company’s application to make a NCIB. Under the NCIB, the Company will be entitled to repurchase for cancellation up to 2,000,000 common shares, representing 3.28% of the Company’s issued and outstanding shares, over a twelve-month period starting on July 10, 2014 and ending on July 9, 2015. The purchases by the Company will be effected through the facilities of the Toronto Stock Exchange and will be made at the market price of the shares at the time of the purchase. There were no purchases made under the NCIB through August 5, 2014.

On June 11, 2014, the Board of Directors adopted the Performance Share Unit (“PSU”) Plan. The purpose of the PSU Plan is to provide participants with a proprietary interest in the Company to (a) increase the incentives of those participants who share primary responsibility for the management, growth and protection of the business of the Company, (b) furnish an incentive to such participants to continue their services for the Company and (c) provide a means through which the Company may attract potential employees. The PSU Plan is administered by the Compensation Committee of the Board of Directors of

the Company and authorizes the Company to award PSUs to eligible persons. A PSU, as defined by the Company’s PSU Plan, represents the right of a participant, once such PSU is earned and has vested in accordance with the PSU Plan, to receive the number of common shares of the Company underlying the PSU. Furthermore, a participant will receive a cash payment from the Company upon PSU settlement that is equivalent to number of shares issued or delivered to the participant multiplied by the amount of cash dividends per share declared by the Company between date of grant and the third anniversary of the grant date. PSUs are net-settled to satisfy minimum statutory tax withholding requirements.

On June 11, 2014, 152,500 PSUs were granted. The PSUs are earned over a three year period with vesting at the third anniversary of the grant date. The number of shares earned can range from 0% to 150% of the grant amount based on entity performance criteria, specifically the total shareholder return ranking versus a specified peer group of companies.

On June 11, 2014, the Board of Directors adopted the Deferred Share Unit (“DSU”) Plan. The purpose of the DSU Plan is to provide participants with a form of compensation which promotes greater alignment of the interests of the participants and the shareholders of the Company in creating long-term shareholder value. The DSU Plan is administered by the Compensation Committee of the Board of Directors of the Company and authorizes the Company to award DSUs to any member of the Board of Directors of the Company that is not an executive officer or employee of the Company. A DSU, as defined by the Company’s DSU Plan, represents the right of a participant to receive a common share of the Company. Under the DSU Plan, each director is entitled to receive DSUs as a result of a grant and/or in lieu of cash for semi-annual directors’ fees.

DSUs are settled when the director ceases to be a member of the Board of Directors of the Company. All DSUs are net-settled to satisfy minimum statutory tax withholding requirements.

On June 11, 2014, 21,000 DSUs were granted.

Financial Risk, Objectives and Policies

There has been no material change with respect to the Company’s financial risks and management thereof during the three and six months ended June 30, 2014. Please refer to Note 21 of the Company’s annual audited consolidated financial statements as of and for the year ended December 31, 2013 for a complete discussion of the Company’s risk factors, risk management, objectives and policies.

Litigation

On July 3, 2014, the Company’s former Chief Financial Officer filed a complaint with the Occupational Safety and Health Administration of the U.S. Department of Labor (“OSHA”) alleging certain violations by the Company related to the terms of his employment and his termination. The Company has filed with OSHA its response to the complaint. The Company believes that these allegations and claims are without merit and intends to vigorously defend them. Because the proceeding is currently in its initial stages, the Company is not currently able to predict the probability of a favorable or unfavorable outcome, or the amount of any possible loss in the event of an unfavorable outcome. Consequently, no material provision or liability has been recorded for these allegations and claims as of June 30, 2014.

The Company is also engaged from time-to-time in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Company, taken as a whole, and accordingly, no amounts have been recorded as of June 30, 2014.

Critical Accounting Judgments, Estimates and Assumptions

The preparation of the unaudited interim condensed consolidated financial statements and notes thereto for the three and six months ended June 30, 2014 and 2013 in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Significant changes in the underlying assumptions could result in significant changes to these estimates. Consequently, management reviews these estimates on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The unaudited interim condensed consolidated financial statements and notes follow the same accounting policies, judgments, estimates and assumptions as those applied in the Company’s most recent annual audited consolidated financial statements. The only exceptions are the estimate of the provision for income taxes which is determined in the unaudited interim condensed consolidated financial statements using the estimated weighted average annual effective income tax rate applied to the earnings before income tax expense (benefit) of the interim period and the remeasurement of the defined benefit liability which is required at year-end. The unaudited interim condensed consolidated financial statements and notes should be read in conjunction with the Company’s 2013 annual audited consolidated financial statements.

New Standards and Interpretations Issued But Not Yet Effective

Certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective, and have not been adopted early by the Company. Management anticipates that all of the relevant pronouncements will be adopted in the first reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Company’s consolidated financial statements, are detailed as follows:

Amended IAS 16 – Property, Plant and Equipment and Amended IAS 38 – Intangible Assets: Amended IAS 16 and IAS to 38 were issued to clarify acceptable methods of depreciation and amortization. The new requirements are effective for annual periods beginning on or after January 1, 2016. Management has yet to assess the impact of these amendments on the Company’s consolidated financial statements.

IFRS 15 – Revenue from Contracts with Customers: IFRS 15 replaces IAS 18 – Revenue, IAS 11 – Construction Contracts and some revenue related interpretations. IFRS 15 establishes a new control-based revenue recognition model, changes the basis for deciding when revenue is recognized at a point in time or over time, provides new and more detailed guidance on specific topics and expands and improves disclosures about revenue. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2017. Management has yet to assess the impact of this new standard on the Company’s consolidated financial statements.

IFRS 9 – Financial Instruments: The IASB aims to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety with IFRS 9, the replacement standard. IFRS 9 introduces improvements which include a logical model for classification and measurement of financial assets, a single, forward-looking “expected loss” impairment model and a substantially-reformed approach to hedge accounting. IFRS 9 is effective for annual reporting periods beginning on or after January 1, 2018. Management has yet to assess the impact of this new standard on the Company’s consolidated financial statements.

Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s financial statements.

Internal Control Over Financial Reporting

In accordance with the Canadian Securities Administrators National Instrument 52-109, “Certification of Disclosure in Issuers’ Annual and Interim Filings” (“NI 52-109”), the Company has filed interim certificates signed by the Chief Executive Officer and the Chief Financial Officer that, among other things, report on the design of disclosure controls and procedures and design of internal control over financial reporting. With regards to the annual certification requirements of NI 52-109, the Company relies on the statutory exemption contained in section 8.2 of NI 52-109, which allows it to file with the Canadian securities regulatory authorities the certificates required under the Sarbanes-Oxley Act of 2002 at the same time such certificates are required to be filed in the United States of America.

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and its compliance with GAAP (as derived in accordance with IFRS) in its consolidated financial statements. The Chief Executive Officer and Chief Financial Officer of the Company have evaluated whether there were changes to the Company’s internal control over financial reporting during the Company’s most recent interim period that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. The Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s internal control over financial reporting as of June 30, 2014 was effective.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of its inherent limitation, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Additional Information

Additional information relating to the Company, including its Form 20-F filed in lieu of an Annual Information Form for 2013, is available on the Company’s website (www.intertapepolymer.com) as well as under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Forward-Looking Statements

Certain statements and information included in this MD&A constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, “forward-looking statements”), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this MD&A, including statements regarding the Company’s industry and the Company’s outlook, prospects, plans, financial position, judgments, estimates, assumptions, litigation and business strategy may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by the Company’s management. Words such as “may,” “will,” “should,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: business conditions and growth or declines in the Company’s industry, the Company’s customers’ industries and the general economy; the quality, and market reception, of the Company’s products; the Company’s anticipated business strategies; risks and costs inherent in litigation; the Company’s ability to maintain and improve quality and customer service; anticipated savings from the Company’s manufacturing plant rationalization initiatives; anticipated cash flows from the Company’s operations; availability of funds under the Company’s Asset-Based Loan facility; and the Company’s ability to continue to control costs. The Company can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read “Item 3. Key Information - Risk Factors” “Item 5 Operating and Financial Review and Prospects (Management’s Discussion & Analysis)” and statements located elsewhere in the Company’s annual report on Form 20-F for the year ended December 31, 2013 and the other statements and factors contained in the Company’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of these forward-looking statements speaks only as of the date of this MD&A. The Company will not update these statements unless applicable securities laws require it to do so.